As filed with the Securities and Exchange Commission on January 27, 2003

                                                     Registration No. 333-102100
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ______________
                               AMENDMENT NO. 1 TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             INTEGRAL SYSTEMS, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                                 ______________

             Maryland                                     52-1267968
  (State or Other Jurisdiction of               (I.R.S. Employer Identification
   Incorporation or Organization)                           Number)

                              5000 Philadelphia Way
                           Lanham, Maryland 20706-4417
                                 (301) 731-4233
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                              STEVEN R. CHAMBERLAIN
                             Chief Executive Officer
                             Integral Systems, Inc.
                              5000 Philadelphia Way
                           Lanham, Maryland 20706-4417
                                 (301) 731-4233
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                 ______________

                                   Copies to:
                             WALLACE CHRISTNER, ESQ.
                    Venable, Baetjer, Howard & Civiletti, LLP
                           1201 New York Avenue, N.W.
                             Washington, D.C. 20005
                                 (202) 962-4800

                           JAMES P. DVORAK, JR., ESQ.
                        Venable, Baetjer and Howard, LLP
                      8010 Towers Crescent Drive, Suite 300
                             Vienna, Virginia 22182
                                 (703) 760-1600

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                            Proposed              Proposed
                                                             Maximum               Maximum
        Title Of Shares              Amount To Be        Aggregate Price     Aggregate Offering         Amount Of
        To Be Registered            Registered (1)         Per Unit (2)           Price (2)       Registration Fee (3)
------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01        709,676 shares            $18.53             $13,150,297             $1,210
per share

========================================================================================================================

(1) Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of additional shares as may be issued as a result of adjustments by reason of any stock split, stock dividend or similar transaction.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. The above calculation is based on the average of the high and low sales price of Integral common stock on the Nasdaq National Market on January __, 2003.

(3) Registrant previously paid $1,249 in connection with the filing of the registration statement on December 20, 2002.

         The registrant hereby amends this registration statement on such date and dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   Prospectus
                             Integral Systems, Inc.
                                 709,676 shares
                                  Common Stock

                       ___________________________________


     The selling stockholders identified in this prospectus may offer and sell from time to time up to 709,676 shares of our common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The selling stockholders acquired the shares of common stock offered by this prospectus in connection with our acquisition of Real Time Logic, Inc. ("RT Logic"), a Colorado corporation. Registering these shares of our common stock will allow the selling stockholders to publicly sell or otherwise distribute their shares of common stock.

     The selling stockholders may offer these shares of common stock in one or more transactions on the Nasdaq National Market at various times and prices, in negotiated transactions or otherwise. The selling stockholders and any brokers through whom the sale of the shares of common stock are made may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. In addition, any profits realized by the selling stockholders or any brokers on the sale of the shares of common stock may be deemed to be underwriting commissions under the Securities Act of 1933. The price at which any of the shares of common stock may be sold and the commissions paid in connection with any sale may vary from transaction to transaction. We will pay all reasonable expenses incurred in connection with the registration of the shares.

     Our common stock currently trades on the Nasdaq National Market under the symbol "ISYS." On December 31, 2002, the closing price of our common stock was $20.05 per share.


     The purchase of our common stock involves a high degree of risk. You should carefully consider the risk factors beginning on page 5 of this prospectus before purchasing any of our common stock from the selling stockholders.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this prospectus is January 27, 2003.

                                TABLE OF CONTENTS

                                                                             PAGE NUMBER
INFORMATION ABOUT INTEGRAL SYSTEMS, INC ...................................        3

RISK FACTORS ..............................................................        5

FORWARD-LOOKING STATEMENTS ................................................       13

WHERE YOU CAN FIND MORE INFORMATION .......................................       14

USE OF PROCEEDS ...........................................................       15

SELLING STOCKHOLDERS ......................................................       15

DESCRIPTION OF CAPITAL STOCK ..............................................       17

PLAN OF DISTRIBUTION ......................................................       18

EXPERTS ...................................................................       19

LEGAL MATTERS .............................................................       19

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES ............................................       19

         Prior to the effective date of this registration statement, we will inform the selling stockholders that the anti-manipulative rules under the Securities Exchange Act of 1934, including Regulation M, may apply to their sales in the market, we will furnish the selling stockholders with a copy of these rules, and we will inform the selling stockholders that they must deliver a copy of this prospectus with any sale of their shares.

                               PROSPECTUS SUMMARY

         This summary outlines and highlights information contained in this prospectus and the information incorporated in this prospectus by reference. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and related notes which are incorporated by reference.

                    INFORMATION ABOUT INTEGRAL SYSTEMS, INC.

         We build satellite ground systems-hardware and software to monitor and control space vehicles. Satellite operators use our ground systems to monitor and control satellites from Earth to ensure the health and safety of both satellite and payload, and to process and disseminate satellite payload data. Satellite manufacturers use our ground systems during the "integration and test" phase of satellite assembly in order to "talk" to satellite subsystems as they are installed and tested. Both satellite manufacturers and satellite operators use our ground systems to simulate satellite missions on the ground in order to test mission scenarios and to train personnel.

         Since our founding in 1982, we have provided ground systems for over one hundred and ninety different satellite missions with applications as diverse as:

         .    global telecommunications;
         .    meteorology;
         .    Earth resource management;
         .    military surveillance; and
         .    pure science research.

         We have an established domestic and international customer base that includes government and commercial satellite operators, spacecraft and payload manufacturers, and aerospace systems integrators.

         We have developed innovative software products that reduce the cost and minimize the development risk associated with traditional, custom-built ground systems. We believe that we were the first to offer a comprehensive package of commercial-off-the-shelf software products for satellite command and control. We leverage our software products to provide ready-to-operate satellite control facilities that can operate multiple satellites from any manufacturer by integrating our products with other systems. These multi-vehicle control systems offer significant cost savings for customers that have traditionally purchased a separate custom control center for each of their satellites.

         Most of our sales involve a combination of the following:

         .    commercial-off-the-shelf software;
         .    satellite data processing computer and communications hardware;
         .    engineering services to satisfy mission-specific special
              requirements; and
         .    integration of our products with existing systems.

         Our products include:

         .    EPOCH 2000 Satellite Command and Control System;
         .    OASYS Orbit Analysis System;
         .    ABE Archive Browser and Extractor;
         .    LEO-T Low Earth Orbiter Terminal System; and
         .    SKYLIGHT turnkey product for image data processing.

         EPOCH 2000, our flagship product, is the core of our commercial-off-the-shelf ground system. EPOCH 2000 receives, formats, displays, and archives satellite health and safety data transmitted by a satellite, which is a process sometimes referred to as "telemetry." EPOCH 2000 also formats and transmits ground instructions to a satellite, which is a process sometimes referred to as "command and control."

         OASYS computes:

         . high precision predictions, or an "ephemeris," of a satellite orbit based on tracking data from EPOCH 2000;
         . thruster firings required to adjust satellite orbit and attitude to fulfill mission payload requirements, or "maneuvers;" and
         . tracking station and orbital events necessary for mission scheduling.

         ABE software analyzes long-term trends and trouble-shoots satellite health and safety data from the EPOCH 2000 telemetry data archives. LEO-T is a fully automated unmanned remote ground station which synthesizes the key components and functions of EPOCH 2000, ABE, and OASYS. In addition, we provide services to support requirements for specific missions for both government and commercial customers. Most of our ground system contracts have a service component.

         SKYLIGHT provides automatic, un-manned acquisition, processing and distribution of satellite imagery to the scientific, meteorological, and military communities. The SKYLIGHT bundle of hardware and software automatically tracks satellites of interest, captures their images, performs first order data processing, and distributes the processed images over the internet. The Company also offers a military version of the Skylight system, consisting of a set of standard Skylight terminals interlinked to a central command via a commercial communication satellite network. This version allows military planners to view and process weather and related imagery data in near-real time across an entire theater of operations.

         Through our wholly owned subsidiary SAT Corporation, acquired in August 2000, we offer turnkey systems and software for satellite and terrestrial communications signal monitoring. We also provide software for equipment monitoring and control to satellite operators and telecommunications firms through our wholly owned subsidiary Newpoint Technologies, Inc.("Newpoint Technologies"), that we acquired in January 2002.

         Our wholly owned subsidiary RT Logic offers an entire product family, the Telemetrix line, ranging from single board components to fully-integrated systems. Telemetrix products support telemetry processing, commanding, ranging, and remote site interfaces for a variety of military applications, including tracking stations, control centers, spacecraft and payload integration, and launch range operations.

     Integral Systems' Europe S.A.S. ("ISI Europe"), with headquarters in Toulouse, France, is our wholly owned subsidiary that was formed in March 2001 and serves as the focal point for the support of all of Integral's European business.

         We have been profitable every year since incorporation and have experienced recent growth, which reflects increased demand for our products and services. For over 20 years, we have provided flexible, reliable, and affordable ground systems. This has allowed us to stay ahead of our competition and perform well in an industry traditionally dominated by much larger aerospace firms. We believe that we have a unique combination of competitive advantages, including the following:

         . more experience with different types of satellites and operational scenarios than any of our competitors;
         . internationally recognized and proven commercial-off-the-shelf products that were first to market and that continue to lead the competition in the functions performed;
         . ready-to-operate systems for customers requiring a comprehensive range of products and services; and
         . ability to deliver systems faster and at a lower cost than our competition.

         We were incorporated in Maryland in 1982. In connection with our initial public offering, our common stock began trading on the Nasdaq SmallCap Market on May 22, 1990 under the symbol "ISYS." On September 10, 1998, our common stock began trading on the Nasdaq National Market under the same symbol. Our principal executive offices are located at 5000 Philadelphia Way, Lanham, Maryland 20706-4417, and our telephone number is (301) 731-4233. Our web site address is www.integ.com.

                                  RISK FACTORS

         Before you invest in shares of our common stock, you should be aware that there are various risks involved in an investment, including those described below. We urge you to carefully consider these risk factors together with all of the other information included in this prospectus and the information incorporated in this prospectus by reference before you decide to invest in shares of our common stock.

A significant portion of our revenue is derived from contracts or subcontracts funded by the U.S. government.

         The following table lists the approximate revenues, as a percentage of Integral's total revenues, derived from contracts funded by the U.S. government and by one particular agency of the U.S. government, the U.S. National Oceanic and Atmospheric Administration, for fiscal years 2000, 2001 and 2002.

                                                                        Percentage of revenues derived
                             Percentage of revenues derived             from contracts and subcontracts
                             from contracts and subcontracts          funded by the U.S. National Oceanic
     Time Period             funded by the U.S. government              and Atmospheric Administration
     -----------             -----------------------------              ------------------------------
     Fiscal year 2000                     54%                                         41%
     Fiscal year 2001                     55%                                         38%
     Fiscal year 2002                     60%                                         31%

         In addition, the Department of the Air Force represented 22%, 11%, and 3% of our revenues, respectively, for fiscal years 2002, 2001, and 2000.

         We expect that U.S. government contracts are likely to continue to account for a significant portion of our revenues in the future. For example, we expect that at least 45% of our revenue for fiscal year 2003 will be derived from Department of the Air Force contracts and subcontracts, and we estimate that our single largest Air Force contract will represent approximately 20% of our fiscal year 2003 revenue. Accordingly, our financial performance may be adversely affected by changing U.S. government procurement practices and policies as well as declines in U.S. government civilian and defense agency spending. The factors that could have a material adverse effect on our ability to win new contracts with the U.S. government, or retain existing contracts, include the following:

         .    budgetary constraints;
         .    changes in government funding levels, programs, policies, or requirements;
         .    technological developments;
         .    changes in level of government funds available for services that we provide;
         .    the adoption of new laws or regulations; and
         .    general economic conditions.

         In addition, some of our government contracts individually contribute a significant percentage of our revenues. Two of our largest government contracts generated approximately 19% of our revenues for fiscal year 2001 and 28% of our revenues for the fiscal year 2002. This includes one contract with the Air Force that generated approximately 7% of our revenues for fiscal year 2001 and 18% of our revenues for the fiscal year 2002. A relatively small number of large U.S. government contracts are likely to continue to account for a significant percentage of our revenues in the future. Termination of any of these contracts or our inability to renew or replace these contracts when they expire for any reason could have a material adverse effect on our business, financial condition, or results of operations.

Our contracts and subcontracts that are funded by the U.S. government are subject to termination without cause by the government.

         All of our contracts and subcontracts that are funded by the U.S. government are subject to termination by the U.S. government for "convenience," which means termination without cause. Should the U.S. government terminate a contract without cause, we would be reimbursed for allowable costs incurred through the date of termination and would be paid a proportionate amount of the stipulated profits or fees attributable to work actually performed. Termination of any of our large government contracts could have a material adverse effect on our business, financial condition, or results of operations.

Our contracts and subcontracts that are funded by the U.S. government are subject to government regulations and audits.

         Government contracts require compliance with various contract provisions and procurement regulations. The adoption of new or modified procurement regulations could have a material adverse effect on our business, financial condition, or results of operations or increase the costs of competing for or performing government contracts. Any violation of these regulations by us could result in the termination of the contracts, imposition of fines or exclusion from government contracting and government-approved subcontracting for some specific time period. In addition, our contract costs and revenues are subject to adjustment as a result of audits by the Defense Contract Audit Agency and other government auditors. We reflect any adjustments required by government auditors in our financial statements. Although we have thus far not been required to make any material audit adjustments, we cannot assure that adjustments will not be required in the future.

Our contracts and subcontracts that are funded by the U.S. government are subject to a competitive bidding process that may affect our ability to win contract awards or renewals in the future.

         Government contracts generally are awarded to us through a formal competitive process in which we may have many competitors. Upon expiration, government contracts may be subject, once again, to the competitive process. We cannot assure that we will be successful in winning contract awards or renewals in the future. Our failure to renew or replace government contracts when they expire could have a material adverse effect on our business, financial condition, or results of operations.

         Our contracts and subcontracts with federal government agencies are subject to competition and awarded on the basis of technical merit, personnel qualifications, experience, and price. Our business, financial condition, and results of operations could be materially affected to the extent that government agencies believe our competitors offer a more attractive combination of the foregoing factors. In addition, new government contract awards also are subject to protest by competitors at the time of award that can result in the re-opening of the competition or evaluation process, the award of a contract to a competitor, or the reopening of the competitive bidding process. We consider bid protests to be a customary element in the process of procuring government contracts.

Our contracts and subcontracts that are funded by the U.S. government are subject to the budget and funding process of the U.S. government.

         Many of the U.S. government programs in which we participate as a contractor or subcontractor extend for several years but are funded only on an annual basis. Accordingly, our contracts and subcontracts are subject to termination, reduction, or modification in the event of changes in the government's requirements or budgetary constraints.

         In addition, government contracts are conditioned upon the continuing availability of Congressional funding and are typically subject to modification or termination in the event of changes in funding. Congress usually allocates funds on a fiscal-year basis even though contract performance may take several years. Consequently, at the outset of a major program, the contract is usually incrementally funded, and additional funds are normally committed to the contract by the procuring agency as funds are made available by Congress for future fiscal years. In addition, contractors often experience revenue uncertainties during the first quarter of the U.S. government's fiscal year, which begins October 1, until differences between budget requests and appropriations are resolved. To date, Congress has funded all years of the multi-year major program contracts for which we have served as prime contractor or subcontractor, although we cannot assure that this will be the case in the future.

         Additionally, when we participate in a project as a subcontractor, we are subject to the risk that the prime contractor may fail or be unable to perform the prime contract.

Our commercial contracts are subject to competition and strict performance and other requirements.

         Although a significant portion of our revenues are generated from the sale of our services and products in commercial markets, we cannot assure that we will continue to compete successfully in these markets. Many of our commercial contracts are for a fixed price. This subjects us to substantial risks relating to unexpected cost increases and other factors outside of our control. We may fail to anticipate technical problems, estimate costs accurately, or control costs during performance of a fixed-price contract. Any of these failures may reduce our profit or cause a loss under our commercial contracts. In addition, our revenues on fixed-price contracts are recognized on a percentage-of-completion basis. This means that we calculate a ratio of costs incurred to costs expected to be incurred for each fixed-price job and then multiply that same ratio by the fixed-price contract value to determine total revenue for each fixed-price job. As a result, contract price and cost estimates on fixed-price contracts are reviewed periodically as the work progresses, and adjustments are reflected in income in the period when the estimates are revised. To the extent that these adjustments result in a loss, reduction, or elimination of previously reported profits, we would recognize a charge against current earnings, which could be material and have a material adverse effect on our business, financial condition, or results of operations.

         In connection with certain commercial contracts, we have been required to obtain bonds, letters of credit, or similar guarantees. We cannot assure that we will be successful in obtaining these types of guarantees or that the guarantees available will be affordable in the future.

         Under the terms of our commercial contracts, we typically must agree to meet strict performance obligations and project milestones, which we may not be able to satisfy. Our failure to meet these performance obligations and milestones permits the other party to terminate the contract and, under certain circumstances, recover liquidated damages or other penalties from us, any of which events could have a material adverse effect on our business, financial condition, or results of operations.

We may not be able to effectively manage any continued growth.

         Our revenues increased during fiscal years 1998 through 2002 at an average annual rate of 15%. However, the revenue growth from fiscal year 2001 to fiscal year 2002 was 25% and the revenue growth projection for fiscal year 2003 is 50%. There is no assurance that the Company's projections will in fact be achieved and these projections do not reflect any acquisitions or divestitures that may occur in the future. Continued growth could place a significant strain on our limited personnel, management, financial controls, and other resources. Any future expansion will require us to attract, retain, train, motivate, and manage new employees successfully. We would also need to integrate new management and employees into our overall operations, and continue to improve our operational, financial, and management systems and controls and facilities. Our failure to manage any expansion effectively could have a material adverse effect on our business, financial condition, or results of operations.

Intense competition in the satellite ground system industry could harm our financial performance.

         We experience significant competition. We believe that we are one of four companies in the United States which derive the major portion of their revenue from the development of satellite ground systems. In addition to these companies, approximately one dozen large aerospace/defense contractors have developed satellite control systems either in-house as primary contractors or through subcontractors. As a result, some of our competitors are also current or potential customers. Our competitors include the following:

         .    Lockheed Martin Corporation;
         .    Boeing Satellite Systems;
         .    Loral Space & Communications Ltd.;

         .    Orbital Sciences Corporation;
         .    Honeywell International Inc. (formerly AlliedSignal);
         .    Computer Sciences Corporation;
         .    Alcatel Espace;
         .    Astrium; and
         .    Raytheon Corporation

         Many of our competitors are significantly larger and have greater financial resources than we do. Some of these competitors are divisions or subsidiaries of large, diversified companies that have access to the financial resources of their parent companies. We cannot assure that we will be able to compete effectively with these companies or maintain them as customers while competing with them on other projects. In addition, several smaller companies have specialized capabilities in similar areas. Our products also face competition from certain off-the-shelf products developed by the government for satellite command and control. We cannot predict how our competitive position may be affected by changing economic or competitive conditions, customer requirements, or technological developments. We principally obtain contracts and subcontracts through competitive procurements offered by the U.S. government or commercial enterprises. We cannot assure that we will be able to compete successfully.

We are dependent on the satellite industry for most of our revenues.

         Currently, most of our revenues are generated from products and services related to satellite applications. Should the satellite industry take a substantial downturn and the number of satellites deployed be materially reduced, our new business opportunities would be limited significantly.

We are subject to risks associated with our acquisition of RT Logic, Newpoint Technologies and SAT Corporation.

         The integration of RT Logic, Newpoint Technologies and SAT Corporation (the "Acquired Subsidiaries") may be costly and may result in a decrease in our revenues or a decrease in the value of our common stock for the following reasons, among others:

         . we may not have adequately assessed the risks inherent in the Acquired Subsidiaries or correctly assessed the potential contribution of the Acquired Subsidiaries to our financial performance;

         . we may need to divert more management resources to the integration of the Acquired Subsidiaries than we planned, which may adversely affect our ability to pursue other more profitable activities;

         . the difficulties of the integration of the Acquired Subsidiaries may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures;

         . we may not eliminate as many redundant costs as we anticipated in acquiring the Acquired Subsidiaries; and

         . the Acquired Subsidiaries may have liabilities or adverse operating issues that we failed to discover through our due diligence prior to the acquisition.

         Consequently, our acquisitions of the Acquired Subsidiaries may not improve our business, financial condition, or results of operations in either the short-term or long-term.

We are subject to risks associated with our strategy of acquiring other companies.

         We may continue to look for complementary businesses to acquire so that we can strengthen and expand our core business. However, we may not be able to find any attractive candidates or we may find that the acquisition terms proposed by potential acquisition candidates are not favorable to us. In addition, we may compete with other companies for these acquisition candidates, which may make an acquisition more expensive for us. Similarly, instability in the U.S. securities markets and volatility in our stock price may make acquisitions with our stock more expensive. If we are unable to identify and acquire any suitable candidates, we may not be able to find alternative uses for the cash proceeds of our previous private placements that improve our business, financial condition, or results of operations to the extent that an acquisition could. Accordingly, our acquisition strategy may not improve our overall business, financial condition, and results of operations, and could weaken them.

         If we are able to identify and acquire one or more businesses, the integration of the acquired business or businesses may be costly and may result in a decrease in our revenues or a decrease in the value of our common stock for the following reasons, among others:

         . we may not adequately assess the risks inherent in a particular acquisition candidate or correctly assess the candidate's potential contribution to our financial performance;

         . we may need to divert more management resources to integration than we planned, which may adversely affect our ability to pursue other more profitable activities;

         . the difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures;

         . we may not eliminate as many redundant costs as we anticipated in selecting our acquisition candidates; and

         . an acquisition candidate may have liabilities or adverse operating issues that we failed to discover through our diligence prior to the acquisition.

Consequently, any acquisition by us may not improve our business, financial condition, and results of operations in either the short-term or long-term.

We may be exposed to product liability or related claims with respect to our products.

         Our products are mission-critical parts of sophisticated and extremely expensive satellite systems. Should a satellite mission fail, or should the system's service become unavailable, due to a failure or malfunction in the ground system, we could be sued for product liability or related claims. Moreover, we have found obtaining insurance to cover product liability claims to be impractical. Any product liability or related claim could therefore have a material adverse effect on our business, financial condition, or results of operations.

Our products may become obsolete due to rapid technological change in the satellite industry.

         Any of our products could become obsolete at any time due to rapid technological changes in the satellite industry. In addition, we may not be able to update our products quickly enough to remain competitive. The rapid pace of technological change in our industry exposes us to risk of loss due to the development of superior technologies by our competitors. We are also dependent upon technologies developed by third parties for integrating our ground systems with a variety of satellite systems. To the extent that we cannot obtain necessary technologies from third parties, our business, financial condition or results of operations could be materially adversely affected. Furthermore, as land-based telecommunications services expand, demand for certain types of satellite-based services, such as the services we provide, may be reduced. New technology used by our competitors could render satellite-based services less competitive by satisfying consumer demand in alternative ways or through the use of telecommunications standards that are incompatible with our products. In addition, our success depends on our ability to introduce innovative products and services on a cost-effective and timely basis.

Our business is subject to risks associated with international transactions.

         In addition to having contracts with the U.S. Government and other U.S. commercial organizations, we also have contracts with international organizations. For fiscal years 2001 and 2002, approximately 23% and 21%, respectively, of our revenues were derived from international organizations. Operations in numerous countries outside the United States carry substantial managerial, operational, legal, and political uncertainties. These operations are subject to changes in government regulations and telecommunications standards, tariffs or taxes, and other trade barriers. In addition, our agreements relating to foreign operations may be enforceable only in foreign jurisdictions so that it may be difficult for us to enforce our rights. We do not currently have any contracts that are subject to currency fluctuations in foreign markets. However, there can be no assurance that we will not enter into these types of contracts in the future. If we do enter into these types of contracts in the future, the limited availability of U.S. currency in certain local markets could prevent a contracting party from making payments to us in U.S. dollars or exchange rate fluctuations could adversely affect our revenues.

         Various agencies and departments of the U.S. government regulate our ability to pursue business opportunities outside the United States. Exports of space-related products, services, and technical information require licenses granted by the U.S. government. We do not currently have blanket authorization for export of our products and services. We cannot assure that we will be able to obtain blanket export authorization in the future. In addition, we cannot assure that we will be able to obtain necessary licenses or approvals on a per-transaction basis, and our inability to do so, or our failure to comply with the terms of the authorization when granted, could have a material adverse effect on our business, financial condition, or results of operations.

We depend upon attracting and retaining highly skilled professional staff.

         Our success will depend in part upon our ability to attract, retain, train, and motivate highly skilled employees, particularly in the area of information technology. We face significant competition for employees with the computer and technology skills required to perform our services and create our products. In addition, we must often comply with provisions in government contracts that require specified levels of education, work experience, and security clearances for our employees. We cannot assure that we will be successful in attracting a sufficient number of highly skilled and qualified employees in the future. For all of these reasons, the loss of our key technical personnel, or our inability in the future to attract key employees or to relocate them as required by customers, could have a material adverse effect on our business, financial condition, or results of operations.

We depend on the services of our key personnel.

         Our success depends to a significant degree on our key management personnel, especially the following:

         .    Steven R. Chamberlain, Chairman and Chief Executive Officer;
         .    Thomas L. Gough, President and Chief Operating Officer; and
         .    Elaine M. Parfitt, Executive Vice President and Chief Financial
              Officer.

We do not have employment, non-competition, or confidentiality agreements with any of these individuals. The loss of any one of these management personnel could have a material adverse effect on our business, financial condition, or results of operations. We have purchased a key man life insurance policy with respect to Steven R. Chamberlain. We do not maintain key man life insurance policies on any other members of management.

We depend upon intellectual property rights and risk having our rights infringed.

         Much of our business is derived from work product, software programs, methodologies, and other information that we have privately developed. We have made a strategic decision after discussion with intellectual property counsel not to seek patent protection for our software, hardware, and systems. We have begun the process of registering many of our trademarks. In addition, we have begun the process of registering the copyrights with respect to new versions of our software as they are developed. Although we seek to protect our intellectual property with a combination of common law and registered trademarks and copyrights, and software license and confidentiality agreements with third parties, we cannot assure that these measures will prevent unauthorized disclosure or use of our technical knowledge, practices, or procedures, or that others may not independently develop similar knowledge, practices, or procedures. In addition, the laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. Moreover, we do not have non-competition agreements with all of our employees but we do have confidentiality agreements with all of our employees hired after mid-December 2000. See "Risk Factors - We depend upon attracting and retaining highly skilled professional staff" and "Risk Factors - We depend on the services of our key personnel." Disclosure or loss of control over our privately developed information could have a material adverse effect on our business, financial condition, or results of operations. We may also be subject to litigation to defend against infringement claims. Any litigation with respect to our intellectual property rights would be costly and could divert management's attention, either of which could have a material adverse effect on our business, financial condition, or results of operations. Adverse determinations in litigation involving our intellectual property could:

         .    result in the loss of our intellectual property rights;
         .    subject us to significant liabilities;
         .    require us to seek licenses from third parties; or
         .    prevent us from selling our services or products.

Any one of the foregoing consequences could have a material adverse effect on our business, financial condition, or results of operations.

         Under some government contracts, we may develop software that in the future we may decide to commercialize. In order to commercialize that software, we might need to invest additional research and development funds to re-market the software as a commercial product. If the product was developed using any government funding, government regulations and contract provisions may prevent us from selling the resulting product to any government agencies. If the primary market for a potential product is government agencies, we may not be able to recover invested funds through sale of the product. In addition, the government may acquire certain rights to software programs we develop that are funded under government contracts or subcontracts and may disclose information with respect to those programs or products to third parties, including our competitors.

The estimated backlog under our government contracts is not necessarily indicative of revenues that will actually be realized under the contracts.

         Many of our government contracts are multi-year contracts and contracts with option years, and portions of these contracts are carried forward from one year to the next as part of our contract backlog. Backlog means the total value of all contracts less the revenues earned on those same contracts. The estimated backlog under a government contract is not necessarily indicative of revenues that will actually be realized under that contract. Congress normally appropriates funds for a given program on a fiscal-year basis, even though actual contract performance may take many years. As a result, contracts ordinarily are only partially funded at the time of award, and additional monies are normally committed to the contract by the contracting agency as Congress makes appropriations in subsequent fiscal years. There can be no assurance that Congress will appropriate funds or that procuring agencies will commit funds to our government contracts for their anticipated terms. In addition, most of our government contracts have an initial term of one year plus a number of option years. We cannot assure that the government will extend a contract through its option years. Certain of our large contracts provide that we will not receive payment until the services under those contracts are requested and performed. We cannot assure that cancellations or adjustments in the terms of these contracts might not occur. In addition, our services under these contracts may not be requested at the anticipated levels in the future.

Performance of some of our government contracts may require security clearance.

         Some of our contracts with government agencies require that some of our employees and procedures meet security clearance requirements. If problems develop meeting security clearance requirements, those problems could materially limit our ability to perform these contracts.

Shares held by our current stockholders may adversely effect our stock price.

         As of December 31, 2002, we had 9,707,864 shares of common stock outstanding. After this offering, the following shares of our common stock will be freely tradable without restriction or limitation under the Securities Act of 1933, except for shares purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933:

         .    the 709,676 shares to be sold in this offering;
         .    the 600,000 shares of common stock sold in our initial public offering;
         .    the 1,183,268 shares of common stock registered pursuant to
              Amendment No. 1 to the Registration Statement on Form S-3 (File
              No. 333-82499) filed by the Company with the SEC on July 28, 1999;
         .    the 1,400,000 shares of common stock registered pursuant to
              Amendment No. 1 to the Registration Statement on Form S-3 (File
              No. 333-31306) filed by the Company with the SEC on March 23, 2000;
         .    the 650,000 shares of common stock registered pursuant to
              Amendment No. 1 to the Registration Statement on Form S-3 (File
              No. 333-48790) filed by the Company with the SEC on December 15, 2000; and
         .    the 990,606 shares of common stock issued under our stock option plans.

         Of the remaining 4,174,314 shares of our common stock, 631,841shares are held by affiliates and therefore subject to the volume and other limitations of Rule 144 and 3,542,473 shares are freely tradable without restriction or limitation under the Securities Act. We have reserved 1,503,380 shares of common stock for issuance under our stock option plans. We have issued options to purchase a total of 1,922,736 shares of common stock under our stock option plans, of which 932,130 have yet to be exercised and of which 363,050 are currently exercisable. Sales of substantial amounts of common stock in the public markets, pursuant to Rule 144 or otherwise, or the availability of shares of common stock for sale could adversely affect the prevailing market prices for the common stock and impair our ability to raise additional capital through the sale of equity securities in the future. In the past, our common stock has traded at low volumes. The registration of the shares pursuant to this prospectus will create substantial additional market overhang. Future sale of the shares into the public market could have an adverse affect on the prevailing market price of our common stock.

The market price of our common stock may be volatile.

         The market price of securities of technology companies has historically faced significant volatility. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. Many factors that have influenced trading prices will vary from period to period, including:

         .    actual or anticipated operating results;
         .    growth rates;
         .    changes in estimates by analysts;
         .    market conditions in the industry;
         .    changes in our earnings and revenues or quarterly operating results;
         .    announcements by competitors;
         .    regulatory actions; and
         .    general economic conditions.

Any of these events would likely result in a material adverse effect on the market price of our common stock. In addition, the public announcement of this offering, which may be price dilutive with respect to the prevailing market price, may have an adverse effect on the market price for the common stock.

Our quarterly operating results may vary significantly from quarter to quarter.

         Our revenues and earnings may fluctuate from quarter to quarter based on factors that include the following:

         .    the number, size, and scope of our projects;
         .    equipment purchases and other expenditures required for our business;
         .    bid and proposal efforts undertaken;
         .    delays;
         .    employee productivity;
         .    adequacy of provisions for losses;
         .    accuracy of estimates of resources required to complete ongoing projects; and
         .    general economic conditions.

Demand for our products and services in each of the markets we serve can vary significantly from quarter to quarter due to revisions in customer budgets or schedules and other factors beyond our control. Due to all of the foregoing factors, our results of operations may fall below the expectations of securities analysts and investors in a particular period. In this event, the market price of our common stock would likely be materially adversely affected.

Warning regarding our use of forward-looking statements

         Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate," "estimate," "continue" or other similar words, and include statements as to the intent, belief, or current expectations of Integral Systems and our directors, officers, and management with respect to our future operations, performance or position or which contain other "forward-looking" information. These forward-looking statements are predictions and are based on current information and expectation, and we assume no obligation to update these statements. No assurances can be given that the future results indicated in these forward-looking statements, whether expressed or implied, will be achieved. When considering the forward-looking statements in this prospectus, you should keep in mind the risk factors and other cautionary statements in this prospectus and in the documents incorporated in this prospectus by reference. The risk factors noted in this prospectus and the other factors noted throughout this prospectus and the documents that we incorporate by reference, including certain known and unknown risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 covering the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits.

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's public reference room. In addition, the SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to our filed SEC documents. The information incorporated by reference is part of this prospectus. Information we file with the SEC after we file this document will update and supersede this information.

         We incorporate by reference the documents listed below and any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is terminated.

         (a)  Our Annual Report on Form 10-K for the year ended September 30,
              2002;

         (b) Our Report on Form 8-K (dated October 1, 2002) filed with the Securities and Exchange Commission on October 16, 2002;

         (c) Amendment No. 1 to our Report on Form 8-K (dated October 1, 2002) filed with the Securities and Exchange Commission on December 16, 2002; and

         (d) The description of our common stock which is contained in our Form 8-A filed May 25, 1990.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference, modifies or supersedes that statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

         You, as well as any other person to whom a prospectus is delivered (including any beneficial owner), may request a copy of any of the filings incorporated herein by reference but not delivered with this Prospectus, at no cost, by writing or telephoning Elaine M. Parfitt, Corporate Secretary, at:

                          Integral Systems, Inc.
                          5000 Philadelphia Way
                          Lanham, Maryland  20706-4417
                          Telephone:  (301) 731-4233

         You should rely only on the information incorporated by reference or provided in this prospectus and any prospectus supplement. We have authorized no one to provide you with different information. The selling stockholders are not authorized to make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or the applicable prospectus supplement.

                                 USE OF PROCEEDS

         All of the net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell shares of the common stock. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders pursuant to this prospectus.

                              SELLING STOCKHOLDERS

         On October 1, 2002, we acquired all of the issued and outstanding stock of RT Logic pursuant to an Agreement and Plan of Reorganization dated October 1, 2002 (the "Reorganization Agreement") for an initial purchase price payable to the shareholders of RT Logic of $13.25 million in cash and 683,870 shares of our common stock, par value $.01 per share. Pursuant to the terms of the Reorganization Agreement in November 2002, the former shareholders of RT Logic received additional aggregate consideration equal to $500,000 in cash and 25,806 shares of our common stock. The Reorganization Agreement further provides that the former RT Logic shareholders will be entitled to receive contingent purchase price, which will be payable in accordance with the Reorganization Agreement in the event that RT Logic's business meets certain earnings performance targets during a period of up to four (4) years following the acquisition. Fifty percent (50%) of any contingent purchase price will be payable in cash and fifty percent (50%) thereof will be payable in shares of our common stock. Any shares of our common stock issued in connection with the contingent purchase price will be valued based on a 30-trading-day average leading up to the end of each applicable earnout period. The contingent purchase price is subject to claims by us under the indemnification provisions of the Reorganization Agreement.

         We are registering the shares of common stock under registration rights granted to the selling stockholders in the Reorganization Agreement. We have agreed to pay all reasonable expenses incurred in connection with the registration of the shares of common stock.

         The following table sets forth (1) the name of the selling stockholders, (2) the number of shares of outstanding common stock beneficially owned by the selling stockholders as of the date of this prospectus, (3) the aggregate number of shares of common stock that the selling stockholders may offer and sell for their respective accounts under this prospectus and (4) to our knowledge and assuming that all of the shares of common stock offered under this prospectus are sold, the aggregate number of shares of common stock and the percentage of outstanding shares of common stock to be beneficially owned by the selling stockholders upon completion of the offering made under this prospectus.

         Patrick R. Woods joined Integral in 1995 and has been Executive Vice President, Government Programs, of Integral since April 2002. In addition, he served as an independent director of RT Logic from June 26, 2000 until the consummation of the acquisition of RT Logic by Integral on October 1, 2002 and held approximately 0.3% of the outstanding shares of RT Logic common stock at the effective time of the acquisition. To our knowledge, other than as set forth above, none of the selling stockholders has had within the past three years any position, office or other material relationship with us or any of our predecessors or affiliates.

                                                                          Number of
                                                 Number of Shares           Shares              Number of Shares
Name of Selling                                 Beneficially Owned         Offered             Beneficially Owned
Security Holder                                  Prior to Offering          Hereby               After Offering
---------------                                  -----------------          ------               --------------

                                                                                              Number     Percentage
                                                                                              ------     ----------
Robert A. Andzik                                      19,706                19,706                 0              0
Bryan Butler                                          19,125                19,125                 0              0
Michael L. Cattolica                                   2,897                 2,897                 0              0
Christopher W. Chapman                                 5,796                 5,796                 0              0
Bryan Clark                                           14,086                14,086                 0              0
Melinda Frances Clark                                  2,173                 2,173                 0              0
Sean J. Conway                                        47,669                47,669                 0              0
Kelly Culver                                           3,219                 3,219                 0              0
Kevin Culver                                           3,219                 3,219                 0              0
Kristin Culver                                         3,219                 3,219                 0              0
Randal E. Culver                                      89,372                89,372                 0              0
Terrance M. Drabant                                    2,173                 2,173                 0              0
Thad Genrich                                           3,623                 3,623                 0              0
Chance C. Geurin                                      37,109                37,109                 0              0
Douglas J. Heath                                       7,969                 7,969                 0              0
Brian Christopher Hoglin                               2,029                 2,029                 0              0
Eric Douglas Holm                                      3,623                 3,623                 0              0
Russell A. Johnson                                    12,316                12,316                 0              0
Brandon King                                           4,347                 4,347                 0              0
Barry Kreuger                                          5,071                 5,071                 0              0
Wilson D. Leggett IV                                   2,173                 2,173                 0              0
Mary Beth Meadows                                      2,173                 2,173                 0              0
Mark D. McMillen                                     172,206               172,206                 0              0
John J. Meleski, Jr.                                   6,520                 6,520                 0              0
Daniel Michon                                         32,435                32,435                 0              0
Darrell M. Nelson                                      3,623                 3,623                 0              0
Brian C. Olson                                        42,613                42,613                 0              0
Eric K. Ogren                                          2,029                 2,029                 0              0
Elizabeth Ann Orwig                                    2,897                 2,897                 0              0
Martin A. Polluconi                                    7,244                 7,244                 0              0
Mike E. Rice                                           2,608                 2,608                 0              0
Jeffrey David Rupp                                     3,623                 3,623                 0              0
Thomas Shane Salmon                                   19,995                19,995                 0              0
Flora Samad                                            2,173                 2,173                 0              0
Urs J. Steck                                          58,348                58,348                 0              0
Keith Wesley Stokes                                    7,969                 7,969                 0              0
Bela Szabo                                             3,623                 3,623                 0              0
Paul Adrian Thoreson                                   6,520                 6,520                 0              0
Eddie D. Tuggle                                        2,464                 2,464                 0              0
Drew J. Walton                                        34,629                34,629                 0              0
David A. Watson                                        2,897                 2,897                 0              0
Patrick R. Woods                                       3,173                 2,173             1,000              *

*Less than one percent of the Common Stock outstanding

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 40,000,000 shares of common stock, par value $.01 per share. As of December 31, 2002, we had 9,707,864 shares of common stock outstanding.

         The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The holders of common stock do not have cumulative voting rights with respect to the election of directors. In addition, the holders of common stock do not possess any of the following:

         .    preemptive rights;
         .    redemption rights; or
         .    conversion rights.

         The holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of legally available funds. The outstanding shares of common stock, and the shares offered by the selling stockholders in this prospectus, are fully paid and nonassessable.

         We have reserved 1,503,380 shares of common stock for issuance under our stock option plans. We have issued options to purchase a total of 1,922,736 shares of common stock under our stock option plans, of which 932,130 have yet to be exercised and of which 363,050 are currently exercisable. See "Risk Factors-Shares held by our current stockholders may adversely effect our stock price."

         Authorized but unissued shares of our common stock may be issued by direction of our Board of Directors at such times, in such amounts, for such consideration, and upon such terms as the Board of Directors may determine. The issuance of additional shares of our common stock will not require the approval of the stockholders, unless in any specific instances such approval is expressly required by regulatory agencies or otherwise. The authorized but unissued shares of our common stock could have an anti-takeover effect, because additional shares of common stock could be issued, within the limits imposed by applicable law, in one or more transactions that could make a change in control or takeover of us more difficult. We could issue additional shares to persons who might side with the Board of Directors in opposing a takeover bid that the Board determines is not in our best interests and the best interests of our stockholders. This type of issuance could diminish the voting power of existing stockholders who favor a change in control, and the ability to issue the shares could discourage an attempt by another person or entity to acquire control of us since the issuance of new shares of common stock could be used to dilute the stock ownership of such person or entity. Upon the liquidation, dissolution, or winding up of Integral, the holders of our common stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of all debts and other obligations. In addition, the issuance of additional shares of common stock would dilute the existing stockholders' equity interest in Integral.

                              PLAN OF DISTRIBUTION

         The selling stockholders, or their pledgees, donees, distributees, transferees, or other successors, if any, may sell or distribute some or all of the shares of common stock offered under this prospectus from time to time through underwriters, dealers, brokers, or other agents or directly to one or more purchasers in one or more, or a combination, of the following types of transactions:

         .    ordinary brokerage transactions and transactions in which the broker solicits purchasers;
         .    transactions involving cross and block trades or otherwise on the
              Nasdaq National Market;
         .    purchases by a broker, dealer, or underwriter as principal and resale by that person for its own account under this prospectus;
         .    "at the market" or through market makers or into an existing market for the common stock;
         .    sales to purchasers or sales effected through agents or in other ways not including market makers or established trading markets;
         .    in privately negotiated transactions; or
         .    by any other legally available means.

         The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, agents, or underwriters participating in these transactions as agent may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and, if they act as agent for the purchaser of the shares, from the purchaser. The discounts, concessions, or commissions received by a particular broker, dealer, agent, or underwriter might be in excess of those customary in the type of transaction involved. This prospectus also may be used, with our consent, by donees of the selling stockholders, or by other persons acquiring the shares of common stock and who wish to offer and sell the shares under circumstances requiring or making desirable the use of the prospectus. If required, we will file, during any period in which the offers or sales are being made, one or more supplements to this prospectus to disclose the names of donees of the selling stockholders and any other material information with respect to the plan of distribution not previously disclosed.

         The selling stockholders and any underwriters, brokers, dealers, or agents that participate in the distribution of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions, or concessions received by any of these underwriters, brokers, dealers, or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of compensation that may be received by those underwriters, brokers, dealers, or agents. We do not know of any existing arrangements between any selling stockholder and any underwriter, broker, dealer, or other agent relating to the sale or distribution of the shares of common stock identified in this prospectus.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of any of the shares of our common stock may not simultaneously engage in market activities with respect to the common stock for a period of up to five business days prior to the commencement of the distribution. The selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations enacted under the Exchange Act, including Rule 10b-5 and Regulation
M. These provisions may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders. All of the above may affect the marketability of the common stock. In addition, because selling stockholders may be deemed to be "underwriters" under Section 2(11) of the Securities Act, selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         We will pay all reasonable expenses incurred in connection with the registration of the shares of common stock by the selling stockholders under this prospectus. In addition, we have agreed to indemnify the selling stockholders against any liability they may suffer by reason of the registration of the shares of common stock arising from any untrue statement or omission of a material fact, or violations of the securities laws that we commit, in each case, relating to any action or inaction of us required in connection with the registration of the shares of common stock. We will generally not be required to indemnify the selling stockholders under the foregoing indemnity obligations for any liability they suffer in connection with the registration of the shares of common stock to the extent that the liability is caused, directly or indirectly, by information that the selling stockholders or their representatives provide to us.

         If shares of the common stock are sold in an underwritten offering, those shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions. These transactions may be made in the following manner:

         .    at market prices prevailing at the time of sale;
         .    at prices related to the prevailing market prices;
         .    at negotiated prices; or
         .    at fixed prices.

         The names of the underwriters with respect to an offering of the shares of common stock and the terms of the transactions, including any underwriting discounts, concessions, or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this prospectus relating to the offering. Any public offering price and any discounts, concessions, or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time.

                                     EXPERTS

         The consolidated financial statements of Integral Systems at September 30, 2002, and for the year then ended, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and the consolidated financial statements of Integral Systems at September 30, 2001, and for each of the two years in the periods ended September 30, 2001 and September 30, 2000, have been audited by Rubino & McGeehin, Chartered, independent auditors, as set forth in their respective reports thereon incorporated herein by reference, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

         The financial statements of Real Time Logic, Inc. at March 29, 2002 and March 30, 2001, and for the years then ended, incorporated by reference in this Prospectus and Registration Statement have been audited, except for interim financial statements, by BiggsKofford & Co., P.C., independent auditors, as set forth in their report thereon incorporated herein by reference, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Venable, Baetjer, Howard & Civiletti, LLP.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our articles of incorporation and bylaws provide for the indemnification of our directors, officers, employees and agents. We are required to indemnify, as determined by the Board of Directors and to the extent permitted by Maryland law, any director, officer, employee, or agent who is made, or threatened to be made, a party to an action by reason of the fact that he or she served Integral as a director, officer, employee, or agent. However, we are not required to indemnify any director, officer, employee or agent under our articles of incorporation or bylaws in connection with any matter with respect to which he or she is adjudged to be liable for negligence or misconduct in the performance of his or her duty. The Maryland General Corporation Law permits a corporation to indemnify any present or former director, officer, employee, or agent of the corporation against liabilities actually incurred by him or her in connection with any proceeding to which he or she may be made a party by reason of his or her service as a director, officer, employee, or agent of the corporation. Indemnification is not available if:

         . the act or omission of the person seeking indemnification was material to the matter giving rise to the proceeding and was either committed in bad faith or the result of active and deliberate dishonesty;
         . the person seeking indemnification actually received an improper personal benefit in money, property, or services; or
         . the person seeking indemnification, in the case of any criminal proceeding, reasonably believed that the act or omission was not lawful.

If a proceeding is by or in the name of the corporation, indemnification is not available if the director, officer, employee, or agent is adjudged to be liable to the corporation.

         In addition, our articles of incorporation and bylaws require us to pay for or reimburse any expenses incurred by any director, officer, employee, or agent who is a party to an action by reason of the fact that he or she served Integral as a director, officer, employee, or agent, to the extent permitted by Maryland law. The Maryland General Corporation Law permits a corporation to pay or reimburse reasonable expenses, including attorney's fees, incurred by a present or former director, officer, employee, or agent of a corporation made a party to a proceeding by reason of his or her service as a director, officer, employee, or agent of the corporation. In addition, the Maryland General Corporation Law requires a corporation to indemnify a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with a proceeding to which he or she is made a party by reason of his or her service to the corporation if he or she is successful in the proceeding.

         Insofar as indemnification for liabilities arising under the Securities Act may be given to directors, officers, and persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against liabilities arising under the Securities Act, other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding, is asserted by that director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether that indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

         No person has been authorized to give any information or to make any representation not contained in or incorporated by reference in this prospectus, and, if given or made, the information or representation not contained in this prospectus must not be relied on as having been authorized. This prospectus does not constitute an offer to sell, or the solicitation of an offer to purchase, any of the securities offered by this prospectus, in any jurisdiction to or from any person to or from whom it is unlawful to make such offer or solicitation of an offer, or proxy solicitation, in such jurisdiction. Neither the delivery of this prospectus nor the issuance or sale of any securities hereunder shall under any circumstances create any implication that there has been no change in the information disclosed in this prospectus to date or delivered and incorporated by reference.

                 Part II. Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth an estimate of the costs and expenses expected to be incurred in connection with the distribution, all of which will be paid by Integral:

Registration Fee -- Securities and Exchange Commission .....................     $    1,249
Listing Fee -- Nasdaq National Market ......................................          7,097
Legal Fees and Expenses ....................................................        181,000
Printing and Engraving Expenses ............................................              0
Miscellaneous ..............................................................         24,000
                                                                                 ----------

Total ......................................................................     $  213,346
                                                                                 ==========

         The Company will bear all of the above fees and expenses.

         Except for the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee, all of the foregoing fees and expenses are estimates.

Item 15. Indemnification of Directors and Officers.

         Section 2-418 of the Maryland General Corporation Law permits a corporation to indemnify each of its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by him or her in connection with any proceeding to which he or she may be made a party by reason of his or her service in that capacity or some other capacities, unless it is established that:

         . the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;
         . the director or officer actually received an improper personal benefit in money, property, or services; or
         . in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director or officer shall have been adjudged to be liable to the corporation.

         In addition, Section 2-418(f) of the Maryland General Corporation Law permits a corporation to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses, including attorney's fees, incurred by a present or former director or officer made a party to the proceeding by reason of his or her service in that capacity or some other capacities, provided that the corporation shall have received:

         . a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
         . a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

         The Maryland General Corporation Law also provides that, unless limited by the corporation's articles of incorporation, a director or officer of the corporation who has been successful, on the merits or otherwise, shall be indemnified against reasonable expenses incurred by the director or officer in connection with any proceeding to which he or she is made a party by reason of his or her service in that capacity or some other capacities. Maryland law permits a corporation to indemnify and advance expenses to a present and former officer, employee, or agent of the corporation to the same extent as a director, and to provide additional indemnification to such an officer, employee, or agent who is not also a director.

         Integral Systems has provided for indemnification of directors, officers, employees, and agents in Article Ninth of its Articles of Restatement and in Section 1 of Article VI of its Amended and Restated By-Laws. These provisions read as follows:

         The Corporation shall indemnify as determined by the Board of Directors any person who is serving or has served as a director or officer or employee or agent of this Corporation to the extent permitted by Maryland law, who has been made, or is threatened to be made, a party to an action, suit, or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the corporation), by reason of the fact that the person is or was a director or officer or employee or agent of the corporation, or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to an employee benefit plan of the corporation, or serves or served at the request of the corporation as a director, or as an officer, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise, or as an employee, or as an agent, except in relation to matters as to which such person is adjudged in such action, suit or proceedings or otherwise determined to be liable for negligence or misconduct in the performance of duty.

         In addition, the Corporation as determined by the Board of Directors shall pay for or reimburse any expenses incurred by such persons who are parties to such proceedings, in advance of the final disposition of such proceedings, to the extent permitted by the Maryland law.

         Integral's Articles of Restatement do not alter the requirement of the Maryland General Corporation Law that a corporation indemnify a director or officer who has been successful, on the merits or otherwise, against reasonable expenses incurred by the director or officer in any proceeding to which he or she is made a party by reason of his or her service in that capacity or certain other capacities.

         Under the Maryland General Corporation Law, a corporation is permitted to expand or limit by provision in its articles of incorporation the liability of its directors and officers to the corporation or to its stockholders for money damages except to the extent that (i) it is proved that the director or officer actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in the proceeding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Integral has not expanded or limited the liability of its directors and officers for money damages in its Articles of Restatement.

         Under the Maryland General Corporation Law, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation against any liability asserted against and incurred by that person in any of these capacities or certain other capacities or arising out of that person's position, whether or not the corporation would have the power to indemnify against liability under the Maryland General Corporation Law. Integral has provided for the purchase of insurance for its directors, officers, employees, or agents in Section 2 of
Article VI of its Amended and Restated By-Laws. This provision reads as follows:

         Upon resolution passed by the Board of Directors, the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who, while a director, officer, employee or agent of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or employee benefit plan against any liability asserted against and incurred by such person in any such capacity, or arising out of such person's position as such, whether or not the Corporation would have the power to indemnify him against such liability under the By-Laws.

         Insofar as indemnification for liabilities arising under the Securities Act may be given to directors, officers and controlling persons of the issuer or others under the above provisions, or otherwise, the issuer has been informed that, in the opinion of the Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is unenforceable. In the event that a claim for indemnification against liabilities under the Securities Act, other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding, is asserted by that director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether that indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

3.1 Articles of Restatement of the Company (Incorporated by reference to the Registration Statement on Form S-3 (File No. 333-82499) filed by the Company with the Commission on July 8, 1999).
3.2 Bylaws of the Company (Incorporated by reference to the Company's Annual Report on Form 10-K filed by the Company with the Commission on December 19, 2000).
4.1 Specimen Common Stock Certificate (Incorporated by reference to the Registration Statement on Form S-1 (File No. 333-58453) filed by the Company with the Commission on July 2, 1998).
4.2 Agreement and Plan of Reorganization dated October 1, 2002, by and among Integral Systems, Inc., Real Time Logic, Inc., ISI Merger Corp., each of the individuals designated as a Major Shareholder on Exhibit 1 attached thereto and Randal E. Culver as Shareholders' Representative (Incorporated by reference to the Company's Report on Form 8-K filed by the Company with the Commission on December 13, 2002).
5.1      Opinion of Venable, Baetjer, Howard & Civiletti, LLP.
23.1     Consent of Ernst & Young LLP.
23.2     Consent of Rubino & McGeehin, Chartered.
23.3     Consent of BiggsKofford & Co., P.C.
23.4 Consent of Venable, Baetjer, Howard & Civiletti, LLP (included in its opinion filed as Exhibit 5.1).
24.1     Power of Attorney.*

-------------------
* Previously filed.

Item 17. Undertakings.

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lanham, Maryland, on the 24th day of January, 2003.

                                     INTEGRAL SYSTEMS, INC.



                                     By:    /s/ Steven R. Chamberlain
                                           -----------------------------------
                                           Steven R. Chamberlain
                                           Chairman and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                Title                                 Date
---------                                -----                                 ----

  /s/ Steven R. Chamberlain              Chief Executive                       January 24, 2003
----------------------------------       Officer and Chairman (Principal
Steven R. Chamberlain                    Executive Officer)

 *                                       Director, President                   January 24, 2003
-----------------------------------      and Chief Operating Officer
Thomas L. Gough

 *                                       Executive Vice President, Chief       January 24, 2003
----------------------------------       Financial Officer, Treasurer and
Elaine M. Parfitt                        Secretary (Principal Financial
                                         and Accounting Officer)

 *                                       Director                              January 24, 2003
----------------------------------
Bonnie K. Wachtel

 *                                       Director                              January 24, 2003
----------------------------------
R. Doss McComas

 *                                       Director                              January 24, 2003
----------------------------------
Dominic A. Laiti

*By: /s/ Steven R. Chamberlain
     ----------------------------
     Steven R. Chamberlain
     Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit   Description

3.1 Articles of Restatement of the Company (Incorporated by reference to the Registration Statement on Form S-3 (File No. 333-82499) filed by the Company with the Commission on July 8, 1999).
3.2 Bylaws of the Company (Incorporated by reference to the Company's Annual Report on Form 10-K filed by the Company with the Commission on December 19, 2000).
4.1 Specimen Common Stock Certificate (Incorporated by reference to the Registration Statement on Form S-1 (File No. 333-58453) filed by the Company with the Commission on July 2, 1998).
4.2 Agreement and Plan of Reorganization dated October 1, 2002, by and among Integral Systems, Inc., Real Time Logic, Inc., ISI Merger Corp., each of the individuals designated as a Major Shareholder on Exhibit 1 attached thereto and Randal E. Culver as Shareholders' Representative (Incorporated by reference to the Company's Report on Form 8-K filed by the Company with the Commission on December 13, 2002).
5.1       Opinion of Venable, Baetjer, Howard & Civiletti, LLP.
23.1      Consent of Ernst & Young LLP.
23.2      Consent of Rubino & McGeehin, Chartered.
23.3      Consent of BiggsKofford & Co., P.C.
23.4 Consent of Venable, Baetjer, Howard & Civiletti, LLP (included in its opinion filed as Exhibit 5.1).
24.1      Power of Attorney.*

-------------------
* Previously filed.